Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399 CONFIDENTIAL TREATMENT REQUESTED BY MICROSOFT CORPORATION	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER 17 CFR 200.83 AND HAVE BEEN MARKED WITH ASTERISKS TO INDICATE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

October 1, 2013

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2013
File No. 000-14278

Dear Mr. Krikorian,

This letter provides additional information to our August 1, 2013 response to your comment 1 communicated to us in your letter dated July 25, 2013.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Notes to Financial Statements (Unaudited)

Note 12 – Income Taxes, page 23

1.	We note your proposed disclosure in response to prior comment 1. Please clarify in greater detail what consideration you gave to disclosing earnings generated from each jurisdiction of your regional operating centers, Ireland, Singapore, and Puerto Rico.

Response:

In each jurisdiction of our regional operating centers, Ireland, Singapore, and Puerto Rico, we currently believe the likelihood of an increase in income tax rates that would materially impact our results of operations or liquidity is remote. [***].

We currently believe that our geographic mix of earnings does not create concentrated exposure that would adversely impact our results of operations or liquidity due to potential future changes in tax rates.

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Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399 CONFIDENTIAL TREATMENT REQUESTED BY MICROSOFT CORPORATION	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

We continually monitor our business and tax environments for factors that might impact our provision for income taxes, including geographic business mix and political or legislative actions, and will continue to modify disclosures when appropriate.

Management acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425)704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ FRANK H. BROD
Frank H. Brod Corporate Vice President, Finance and Administration and Chief Accounting Officer

cc:	Amy Hood, Executive Vice President and Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, Executive Vice President and General Counsel

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